Redhook Ale Brewery, Incorporated
14300 NE 145th Street, Suite 210
Woodinville, WA 98072-6950
May 12, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. John Reynolds Mr. Jay Williamson
Re:	Redhook Ale Brewery, Incorporated Registration Statement No. 333-149908
Dear Messrs. Reynolds and Williamson:
Redhook Ale Brewery, Incorporated (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced registration statement (the “Registration Statement”) to Tuesday, May 13, 2008, at 10:00 a.m. EDT, or as soon thereafter as practicable.
The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please notify Frank Woodruff of Riddell Williams, P.S., counsel to the undersigned, at (206) 389-1519 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

REDHOOK ALE BREWERY, INCORPORATED
By:	/s/ Jay T. Caldwell
Jay T. Caldwell
Chief Financial Officer and Treasurer